Exhibit (g)(6)

Reinsurance Agreement: Munich American Reassurance Company

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE THE INFORMATION IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED. OMITTED INFORMATION IS INDICATED BY [*] or [*Omitted].

Automatic YRT Reinsurance Agreement

between

Ameritas Life Insurance Corp.

Lincoln, Nebraska

(hereinafter referred to as the “Ceding Company”)

and

Munich American Reassurance Company Atlanta, Georgia

(hereinafter referred to as “MARC”)

Effective August 7, 2023

Treaty # 100165

Treaty #100165 Munich American Reassurance Company P a g e | 1

Table of Contents

Page

Article 1 - PREAMBLE	5
1.1	Parties to the Agreement	5
1.2	Compliance	5
1.3	Good Faith	6
1.4	Construction	6
1.5	Entire Agreement	6
1.6	Severability	6
1.7	Non-waiver	6
1.8	Survival	6
Article 2 - DEFINITIONS	7
Article 3 - AUTOMATIC REINSURANCE	9
3.1	General Conditions	9
3.2	Policy Forms	9
3.3	New Business	10
3.4	Retained Amounts	10
3.5	Underwriting Guidelines	10
3.6	Material Change of Risk During Underwriting	10
Article 4 - FACULTATIVE REINSURANCE	11
Article 5 - COMMENCEMENT OF LIABILITY	12
5.1	Automatic Reinsurance	12
5.2	Facultative Reinsurance	12
5.3	Conditional Receipt or Temporary Insurance Agreement	12
Article 6 - REINSURED RISK AMOUNT	13
6.1	Life	13
6.2	Waiver of Premium	13
6.3	Accidental Death Beneﬁt	13
Article 7 - PREMIUM ACCOUNTING AND REPORTING	14
7.1	Premiums	14
7.2	Payment of Premiums and Reporting	14
7.3	Delayed Payment	14
7.4	Failure to Pay Premiums	14
7.5	Premium Rate Guarantee	15
Article 8 - REDUCTIONS, TERMINATIONS, INCREASES, RISK CLASSIFICATION CHANGES AND REINSTATEMENTS	16
8.1	Reductions and Terminations	16
8.2	Increases	16

Treaty #100165 Munich American Reassurance Company P a g e | 2

8.3	Risk Classiﬁcation Changes	17
8.4	Reinstatement	17
8.5	Nonforfeiture Beneﬁts	17
Article 9 - CONVERSIONS, EXCHANGES, AND REPLACEMENTS	18
9.1	Conversions	18
9.2	Exchanges and Replacements	18
Article 10 - CLAIMS	19

10.1	Coverage	19
10.2	Claims Guidelines, Standards and Procedures	19
10.3	Notice	20
10.4	Proofs and Other Documentation	20
10.5	Amount and Payment of Reinsurance Beneﬁts	20
10.6	Claims Expenses	21
10.7	Litigated Claims	21
10.8	Return of Premium Due to Misrepresentation or Suicide	22
10.9	Misstatement of Age or Gender	22
10.10	Deﬁnitions	22
10.11	Accelerated Death Beneﬁts	22
Article 11 - CREDIT FOR REINSURANCE	23
11.1	Reserve Methodology and Reporting	23
Article 12 - RETENTION LIMIT CHANGES	24
Article 13 - RECAPTURE	25
13.1	Recapture Upon Increase in Ceding Company Retention	25
13.2	Additional Situations Eligible for Recapture	26
Article 14 - GENERAL PROVISIONS	27
14.1	Currency	27
14.2	Premium Tax	27
14.3	Dividends	27
14.4	Minimum Cession and Trivial Amount	27
14.5	Inspection of Records	27
14.6	Interest Rate	27
14.7	Other	27
Article 15 - TAXES	28
15.1	DAC Tax	28
15.2	The Foreign Account Tax Compliance Act (FATCA)	28
Article 16 - OFFSET	30
Article 17 - INSOLVENCY	31
17.1	Insolvency of a Party to this Agreement	31

Treaty #100165 Munich American Reassurance Company P a g e | 3

17.2	Insolvency of the Ceding Company	31
17.3	Insolvency of MARC	32
Article 18 - ERRORS AND OMISSIONS	33
Article 19 - DISPUTE RESOLUTION	35
Article 20 - ARBITRATION	36
20.1	Arbitration	36
20.2	Underwriting Arbitration	36
Article 21 - CONFIDENTIALITY	38
21.1	Privacy	38
21.2	Proprietary Information	38
21.3	Unauthorized Disclosure	39
Article 22 - Terminal Accounting and Settlement	40
Article 23 - DURATION OF AGREEMENT	41
Article 24 - NOTICE	42
Article 25 - EXECUTION	43

Exhibits [* Omitted]

A	- Ceding Company Retention
B	- Products Covered and Binding Limits
C	- Forms, Manuals, and Issue Rules
D	- Minimum Face Amount for a Facultative Submission
E	- Reinsurance Premiums
F	- Conversion Premiums
G	- Self-Administered Reporting

Treaty #100165 Munich American Reassurance Company P a g e | 4

Article 1 - PREAMBLE

1.1	Parties to the Agreement

This is a YRT agreement for indemnity reinsurance (the “Agreement”) solely between Ameritas Life Insurance Corp. (the “Ceding Company”), and Munich American Reassurance Company of Atlanta, Georgia (“MARC”), (singularly referred to as a “Party” and collectively referred to as the “Parties”).

The acceptance of risks under this Agreement will create no right or legal relationship between MARC and the insured, owner or beneficiary of any insurance policy or other contract of the Ceding Company. MARC shall not be liable for any claims, suits or actions as a result of any misconduct, negligence, fraud or criminal activity of any kind committed by the Ceding Company or its “Representatives” (as defined in Article 2).

The Agreement will be binding upon the Ceding Company and MARC and their respective successors and assigns. Neither the Ceding Company nor MARC may assign its rights, duties, and obligations under this Agreement to any other party without the prior written consent of the other Party.

Each Party represents and warrants that, as of the date of this Agreement, the information supplied by it to the other Party is complete and accurate. Each Party has relied on such information in entering into this Agreement.

1.2	Compliance

This Agreement applies only to the issuance of “Policies” (as defined in Section 3.1) by the Ceding Company in a U.S. jurisdiction in which it is properly licensed and where such issuance is in accordance with the applicable regulatory requirements. The Parties represent that, to the best of their knowledge, they are using and shall continue to use commercially reasonable efforts to be in compliance with all state and federal laws, regulations, judicial and administrative orders applicable to the Policies reinsured under this Agreement, including but not limited to the sanction laws administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), as such laws may be amended from time to time (collectively the “Laws”). Neither Party shall be required to take action under this Agreement that would violate such Laws including, but not limited to, making any payments in violation of the Laws.

In the event that the Ceding Company is found not to be in compliance with any of the Laws material to this Agreement, the Agreement will remain in effect and the Ceding Company will indemnify MARC for any direct loss MARC suffers as a result of the non-compliance, and will seek to remedy the non-compliance as soon as reasonably possible.

Notwithstanding the provisions set forth above, should either Party discover or otherwise become aware that a prohibited transaction (as defined by the OFAC) has been entered into or a payment has been made in violation of the Laws, the Party who first becomes aware of the violation of the Laws shall notify the other Party, and the Parties shall cooperate in order to take all necessary corrective actions.

The Parties agree that such prohibited transaction shall be null, void and of no effect from its inception to the same extent as if the prohibited transaction had never been entered into. In such event, each Party shall be restored to the position it would have occupied if the violation had not occurred, including the return of any payments received, unless prohibited by law.

Treaty #100165 Munich American Reassurance Company P a g e | 5

1.3	Good Faith

Each of the Parties hereby assumes a duty of acting in good faith and dealing fairly in the performance and enforcement of this Agreement.

1.4	Construction

This Agreement will be construed in accordance with the laws of the state of Nebraska, without regard to its conflicts of law principles.

1.5	Entire Agreement

This Agreement and the Exhibits hereto constitute the entire agreement between the Parties with respect to the business reinsured hereunder and supersedes any and all prior representations, warranties, prior agreements or understandings between the Parties pertaining to the subject matter of this Agreement. There are no understandings between the Parties other than as expressed in this Agreement and the Exhibits hereto. In the event of any express conflict between the Agreement and the Exhibits hereto, the Exhibits hereto will control. Any change or modification to this Agreement and the Exhibits hereto will be null and void unless made by amendment to this Agreement and signed by both Parties.

1.6	Severability

If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not impair or affect the validity or the enforceability of the remaining provisions of this Agreement.

1.7	Non-waiver

No act, delay, omission, course of dealing or prior transaction by or between the Parties to this Agreement shall constitute a waiver of any right or remedy under this Agreement. No waiver of any right or remedy under this Agreement shall be construed to be a waiver of any other or subsequent right or remedy under this Agreement.

1.8	Survival

All provisions of this Agreement shall survive its termination to the extent necessary to carry out the purpose of this Agreement or to ascertain and enforce the Parties’ rights or obligations hereunder existing at the time of termination.

Treaty #100165 Munich American Reassurance Company P a g e | 6

Article 2 – DEFINITIONS

Agreement – shall have the meaning set forth in Section 1.1.

Agreement Termination Date – shall have the meaning set forth in Article 23.

Automatic Binding Limits – shall have the meaning set forth in Exhibit B and applied as provided for in Section 3.1.

Business Decisions – shall have the meaning as set forth in Section 3.5.

CER Guidelines – shall have the meaning set forth in Article 9.

Ceding Company Retention – shall have the meaning set forth in Article 13.

Claim Exception – shall have the meaning set forth in Section 10.2.

Claims Procedures – shall have the meaning set forth in Section 10.2.

Confidential Information – Proprietary and Customer Information hereinafter together referred to as Confidential Information.

Contestable Claim – shall have the meaning set forth in Section 10.4.

Customer Information – is medical, financial, and other personal information concerning or related to proposed, current, and former policy owners, insureds, applicants, and beneficiaries of Policies issued by the Ceding Company.

Discloser – shall have the meaning set forth in Section 21.3.

Effective Date – shall have the meaning set forth in Article 25.

Error – shall have the meaning set forth in Article 18.

Laws – shall have the meaning set forth in Section 1.2.

Litigation Expenses – shall have the meaning set forth in Section 10.10.

New Business – shall have the meaning as set forth in Section 3.3.

Incontestable Claim – shall have the meaning set forth in Section 10.4.

OFAC – shall have the meaning set forth in Section 1.2.

Party or Parties – shall have the meaning set forth in Section 1.1.

Policy or Policies – shall have the meaning set forth in Section 3.1.

Prudent Underwriting Judgment – shall have the meaning set forth in Section 3.1(c).

Punitive Damages - shall have the meaning set forth in Section 10.10.

Treaty #100165 Munich American Reassurance Company P a g e | 7

Remittance Date – shall have the meaning set forth in Section 7.3.

Representatives – means a Party’s directors, officers, employees, agents, affiliates, consultants, advisors, third party administrators or independent contractors.

Statutory Interest – shall have the meaning set forth in Section 10.5.

Statutory Penalties - shall have the meaning set forth in Section 10.10.

Underwriting Guidelines – shall have the meaning set forth in Section 3.5.

Treaty #100165 Munich American Reassurance Company P a g e | 8

Article 3 - AUTOMATIC REINSURANCE

3.1	General Conditions

The Ceding Company will automatically cede to MARC “New Business” (as defined in Section 3.3) on the life insurance policies, supplementary benefits, and riders listed in Exhibit B (individually, a “Policy” and collectively, the “Policies”) issued on and after the effective date of this Agreement. The basis for the automatic reinsurance is shown in Exhibit B.

MARC will automatically accept its share of the Policies up to the limits shown in Exhibit B only if, in addition to other conditions as set forth in this Agreement, each of the following requirements, each of which is hereby deemed a condition precedent, has been fulfilled or performed:

(a)	the insured, at the time of the application, must be a permanent resident of the United States, the United States Protectorates or Territories, or Canada or a temporary United States resident holding valid visas as noted in the Underwriting Guidelines, and

(b)	the Ceding Company keeps its full Ceding Company Retention, as specified in Exhibit A, or otherwise holds its full Ceding Company Retention on a life under previously issued in-force policies and applies its “Underwriting Guidelines” (as defined in Section 3.5) that it would have applied if the new Policy had fallen completely within its Ceding Company Retention, and

(c)	the Ceding Company applies its Underwriting Guidelines that are in effect at the time of Policy issuance in accordance with Section 3.5 of this Article. In the absence of Underwriting Guidelines on any particular topic or condition or if the Underwriting Guidelines dictate that individual consideration is required, including but not limited to referrals to a medical doctor, the Ceding Company will make underwriting decisions in good faith utilizing the care, skill and diligence with which a reasonably prudent underwriter would use in the same or similar circumstances (“Prudent Underwriting Judgment”), and

(d)	the total of the new ultimate amount of reinsurance requested including contractual increases, and the amount already reinsured on that life under this Agreement and all other agreements between MARC and the Ceding Company, does not exceed the Automatic Binding Limits set forth in Exhibit B, and

(e)	the total amount of life insurance in force and applied for on the life with all companies, including any coverage to be replaced, does not exceed the Jumbo Limits set forth in Exhibit B, and

(f)	the application is on a life that has not been submitted facultatively within the last three (3) years by the Ceding Company to MARC or any other reinsurer, unless the reason for any prior facultative submission was solely for capacity that may now be accommodated within the terms of this Agreement. Policies submitted through an automated assessment program, or the like, will not be subject to this three (3) year period.
3.2	Policy Forms

The Ceding Company has provided MARC with the policy forms or product specifications applicable to the Policies reinsured under this Agreement. As of the time of execution of this Agreement, the policy forms for the Plans, Riders and Benefits identified as Products Covered in Exhibit B contain the maximum period of suicide and contestability protection permitted by the applicable state law or Interstate Insurance Product Compact standard under which it was filed and approved.

The Ceding Company shall notify MARC at least ninety (90) days prior to the effective date of any proposed material change to the status, benefits or other material feature of the policy forms or product specifications of the Policies reinsured under this Agreement.

Treaty #100165 Munich American Reassurance Company P a g e | 9

If MARC agrees to the proposed change in writing, MARC shall provide adjusted reinsurance coverage in accordance with the provisions of this Agreement. In the event that MARC does not respond within thirty (30) days, MARC shall be deemed to have accepted such change. If MARC rejects such proposed change in writing, such proposed change shall not be reinsured under the Agreement, and MARC shall not provide adjusted reinsurance coverage.

3.3	New Business

New Business is a Policy on which (a) the Ceding Company has obtained complete and current underwriting evidence in accordance with its Underwriting Guidelines (as defined herein) on the full amount issued including the highest face amount illustrated at issue, (b) the full normal commissions are paid by the Ceding Company, and (c) the suicide and contestable provisions apply from the Policy’s effective date.

3.4	Retained Amounts

The Ceding Company may not reinsure on any basis any portion of the amount it has retained on the Policies reinsured under this Agreement, without the written consent of MARC.

3.5	Underwriting Guidelines

The Parties hereby declare and agree that all Policies covered under this Agreement shall be issued in accordance with the Ceding Company’s normal underwriting guidelines, standards and procedures (“Underwriting Guidelines”) that are in effect on the effective date of this Agreement and subsequently changed in accordance with this Agreement. The Ceding Company has provided or will provide the Underwriting Guidelines to MARC upon its request.

Intentional decisions made by the Ceding Company to deviate from the Underwriting Guidelines in order to meet competition or to offer a better rating to place a case are “Business Decisions.” Business Decisions are eligible for automatic reinsurance only if i) such Business Decisions are made at the time of Policy issuance, ii) the Ceding Company pays, beginning at Policy inception, reinsurance premiums that are based on the actual underwriting assessment that complies with its Underwriting Guidelines, and iii) the Automatic Binding limits contained in the Exhibits hereto apply based on the actual underwriting assessment that complies with the Ceding Company’s Underwriting Guidelines. MARC shall not, under any circumstances, reinsure more than its share of such applicable Automatic Binding Limits set forth in this Agreement.

The Ceding Company shall notify MARC at least thirty (30) days in advance of the effective date of any proposed material changes to the Underwriting Guidelines and is required to keep copies of all Underwriting Guidelines in place during the duration of the Agreement. If MARC agrees to the proposed changes in writing, such changes will become part of the Underwriting Guidelines. In the event MARC does not respond within thirty (30) days, MARC shall be deemed to have accepted such proposed changes. If MARC rejects such proposed changes in writing, such proposed changes shall not become part of the Underwriting Guidelines and shall not be applied to the Policies reinsured under this Agreement.

If there is a dispute between the Parties regarding the appropriate application of the Ceding Company’s Underwriting Guidelines or the exercise of Prudent Underwriting Judgment on a particular Policy, and the Parties are unable to resolve their disagreement reasonably promptly, the Parties shall resolve such dispute by utilizing the process set forth in Section 20.2 entitled Underwriting Arbitration.

3.6	Material Change of Risk During Underwriting

If, to the knowledge of the Ceding Company, including its agents or brokers, the medical, financial or other information provided on an application for insurance changes following its submission but prior to the issuance of the Policy, and such change materially affects the life to be insured or the amount at risk, the Ceding Company must consider such material change in the issuance of the Policy. Otherwise, reinsurance coverage may not be provided under this Agreement for such Policy.

Treaty #100165 Munich American Reassurance Company P a g e | 10

Article 4 - FACULTATIVE REINSURANCE

The Ceding Company may submit any application on a Policy identified in Exhibit B to MARC for its consideration on a facultative basis including, but not limited to, Policies with amounts in excess of the Automatic Binding Limits. The minimum face amount for a facultative submission is outlined in Exhibit D.

The Ceding Company shall apply for reinsurance on a facultative basis by sending to MARC a mutually acceptable application for facultative reinsurance. In addition to the facultative application, the Ceding Company shall provide all underwriting evidence that is available for risk assessment including, but not limited to, copies of the application for insurance, medical examiners’ reports, attending physicians’ statements, inspection reports, and any other information bearing on the insurability of the risk. The Ceding Company also shall notify MARC of any outstanding underwriting requirements at the time of the facultative submission. Any subsequent information received by the Ceding Company that is pertinent to the risk assessment shall be immediately transmitted to MARC.

After consideration of the facultative application and related information, MARC shall promptly inform the Ceding Company of its underwriting decision. If MARC makes an offer, the Ceding Company must accept MARC’s offer during the lifetime of the insured and within the lesser of (i) the time period specified in MARC’s offer or (ii) one hundred and twenty (120) days after the Ceding Company’s receipt of such offer. The Ceding Company shall accept MARC’s offer by (i) written notification or (ii) reporting such risk on the periodic reports it provides to MARC pursuant to Section 7.2 and Exhibit G.

If the Ceding Company fails to accept MARC’s offer as set forth above, MARC’s offer shall expire and no reinsurance coverage shall exist on the risk. Article 18, Errors and Omissions, shall not apply where i) the Ceding Company fails to meet the deadline for acceptance as set forth in this Article, or ii) the Ceding Company fails to provide complete and accurate underwriting information to MARC.

If any risk is to be submitted to more than one reinsurer for consideration, the Ceding Company shall follow its regular allocation rules for placement of facultative cases.

Treaty #100165 Munich American Reassurance Company P a g e | 11

Article 5 - COMMENCEMENT OF LIABILITY

5.1	Automatic Reinsurance

For automatic reinsurance, MARC’s liability for amounts ceded hereunder will commence at the same time as the Ceding Company’s liability but not before the Effective Date of this Agreement.

5.2	Facultative Reinsurance

For facultative reinsurance, MARC’s liability will commence at the same time as the Ceding Company’s liability, provided that MARC has made a facultative offer and that offer was accepted in accordance with the terms of Article 4, but in no event will MARC’s liability begin prior to the Effective Date of this Agreement.

5.3	Conditional Receipt or Temporary Insurance Agreement

Reinsurance coverage under a conditional receipt or temporary insurance agreement is subject to the conditions for reinsurance coverage specified in Exhibit B and is limited to MARC’s share of amounts within the conditional receipt or temporary insurance limits specified in Exhibit B less the Ceding Company’s standard retention on the Policy. In no event, however, shall MARC’s liability on any one life, including any existing reinsurance, exceed the Automatic Binding Limits in Exhibit B. MARC will accept liability provided that the Ceding Company has followed its normal cash-with-application procedures for such coverage.

Treaty #100165 Munich American Reassurance Company P a g e | 12

Article 6 - REINSURED RISK AMOUNT

6.1	Life

The reinsured net amount at risk on the Policy is defined as the Policy face amount or death benefit less the account value in effect at the end of the monthly reinsurance billing period, less the amount retained by the Ceding Company, and for automatic Policies, multiplied by MARC’s share as stated in Exhibit B. For variable amount Policies, the reinsured net amount at risk is calculated using the account value in effect at the end of the monthly reinsurance billing period.

Any change in the net amount at risk due to changes in the Policy’s account value or cash value will be allocated proportionately between the Ceding Company and the reinsurance pool members.

For Policies with an increasing net amounts at risk, reinsurance shall be handled in accordance with the terms of Section 8.2.

6.2	Waiver of Premium

The reinsured proportion of disability waiver of premium benefit shall not be greater than the proportion reinsured on the corresponding life insurance benefit.

6.3	Accidental Death Benefit

Accidental death benefits are not reinsured under this Agreement.

Treaty #100165 Munich American Reassurance Company P a g e | 13

Article 7 - PREMIUM ACCOUNTING AND REPORTING

7.1	Premiums

Reinsurance premium rates for Policies reinsured under this Agreement are shown in Exhibit E. The rates will be applied to the reinsured net amount at risk.

7.2	Payment of Premiums and Reporting

Reinsurance premiums are payable annually and in advance. The Ceding Company will calculate the amount of reinsurance premium due and, within thirty (30) days after the end of the month, will send MARC a report that contains the information in Exhibit G showing reinsurance premiums due for that period. If an amount is due MARC, the Ceding Company will remit that amount together with the report. If an amount is due the Ceding Company, MARC will remit such amount within twenty (20) days of receipt of the report.

For automatic reinsurance submissions, if a Policy or Policies are not reported within three (3) years of the Policy issue date, such Policy or Policies are not eligible for reinsurance under this Agreement. However, upon request of the Ceding Company, MARC shall consider reinsuring such Policy or Policies on an automatic basis under this Agreement subject to available capacity. Article 18, Errors and Omissions, shall not apply to this Section 7.2 after three (3) years from the Policy/ies issue date.

Facultative reinsurance submissions are governed by the terms set forth in Article 4 of this Agreement.

7.3	Delayed Payment

Premium balances that remain unpaid for more than thirty (30) days after the Remittance Date will incur interest from the end of the reporting period. The Remittance Date is defined as thirty (30) days after the end of the reporting period. Interest will be calculated using the index specified in Section 14.6.

7.4	Failure to Pay Premiums

The payment of reinsurance premiums is a condition precedent to the liability of MARC for reinsurance covered by this Agreement. In the event that reinsurance premiums are not paid within thirty (30) days of the Remittance Date, MARC may terminate this Agreement for both in-force and new business. If MARC elects to exercise its right of termination, it shall provide the Ceding Company thirty (30) days written notice of such termination.

If all reinsurance premiums in arrears, including any that become in arrears during the thirty (30) day notice period, are not paid before the expiration of the notice period, this Agreement shall terminate and MARC shall be relieved of all liability for any Policies reinsured under this Agreement. Upon termination, the Ceding Company and MARC shall settle all amounts due and owing to the other Party pursuant to the terminal accounting and settlement provision set forth in Article 22 of this Agreement.

The Agreement may be reinstated, subject to approval by MARC, within thirty (30) days of the date of termination, and upon payment of all reinsurance premiums in arrears including any interest accrued thereon. Otherwise, MARC shall have no liability for any claims incurred on or after the date of termination of this Agreement, including claims on Policies that were backdated prior to the date of termination. The right to terminate this Agreement shall not prejudice MARC’s right to collect premiums for the period during which reinsurance was in force prior to the expiration of the thirty (30) days’ notice.

The Ceding Company shall not intentionally fail to pay reinsurance premiums in order to force MARC to terminate this Agreement so that the Ceding Company may increase its Ceding Company Retention or to reinsure the Policies with another reinsurer.

Treaty #100165 Munich American Reassurance Company P a g e | 14

7.5	Premium Rate Guarantee

The reinsurance premium rates are not guaranteed. MARC reserves the right to increase its reinsurance premium rates at any time. The maximum reinsurance premiums are equal to [ * ].

If MARC increases its rates, it shall give the Ceding Company ninety (90) days prior written notice of the change. If MARC increases its rates, the Ceding Company has the right (but not the obligation) to recapture, in its entirety, all reinsured business for which MARC increases the reinsurance premiums. The Ceding Company must notify MARC of their intention to recapture within ninety (90) days of the rate increase. MARC’s rate change, or the Ceding Company’s recapture, as applicable, takes effect on the anniversary of each reinsured Policy following such notice period.

If the Ceding Company raises its retail premiums or cost of insurance charges on any in-force business reinsured under this Agreement, it shall provide MARC with thirty (30) days prior written notice of the increase and will provide MARC with the reasons for the increase. MARC reserves the right to raise its reinsurance premium rates on such business by a corresponding amount. Any such increase in reinsurance premium rates shall become effective on the same date that the Ceding Company’s increase in retail premiums or cost of insurance charges becomes effective.

Treaty #100165 Munich American Reassurance Company P a g e | 15

Article 8 - REDUCTIONS, TERMINATIONS, INCREASES, RISK CLASSIFICATION CHANGES AND REINSTATEMENTS

8.1	Reductions and Terminations

In the event of the lapse or termination of a Policy or Policies reinsured under this Agreement, the Ceding Company will terminate the reinsurance on that life.

In the event of the reduction of a Policy or Policies reinsured under this Agreement or any other agreement, the Ceding Company will reduce reinsurance on that life. The reinsured amount on the life with all reinsurers will be reduced, effective on the same date, by the amount required such that the Ceding Company maintains its Ceding Company Retention as defined under this Agreement.

The reinsurance reduction will apply first to the Policy or Policies being reduced and then, on a chronological basis, to other reinsured policies on the life, beginning with the oldest policy. If a fully retained Policy on a life that is reinsured under this Agreement is terminated or reduced, the Ceding Company will reduce the existing reinsurance on that life by a corresponding amount, with the reinsurance on the oldest policy being reduced first. If the amount of reduction exceeds the risk amount reinsured, the reinsurance on the Policy or Policies will be terminated.

MARC will refund any unearned reinsurance premiums net of allowances. However, the reinsured portion of any policy fee will be deemed earned for a policy year if the Policy is reinsured during any portion of that policy year.

8.2	Increases

(a)	Non-contractual Increases

If the amount of insurance is increased as a result of a non-contractual change, the increase is eligible for reinsurance only if the increase is underwritten by the Ceding Company in accordance with its Underwriting Guidelines and the requirements set forth in Article 3.3. If eligible, the increase will be considered New Business. Otherwise, the increase is not eligible for reinsurance under this Agreement.

MARC’s prior written approval is required if the original Policy was reinsured on a facultative basis or if the new amount will cause the reinsured amount on the life to exceed either the Automatic Binding Limits or the Jumbo Limits shown in Exhibit B.

MARC will assume its share of the entire amount in excess of the Ceding Company’s Retention up to MARC’s proportionate share of the Automatic Binding Limits shown in Exhibit B. Premiums for the additional reinsurance will be at the new-issue rate from the point of increase.

(b)	Contractual Increases

For Policies reinsured on an automatic basis, reinsurance of increases in amount resulting from contractual Policy provisions, including Policies with increasing net amount at risk (such as Return of Premium Death Benefit Option, Increasing Term Riders, Cost of Living Adjustment Riders (“INAR”), if any, will be accepted only up to MARC’s proportionate share of the Automatic Binding Limits shown in Exhibit B.

All Policies with INAR will require an ultimate amount to be defined at Policy issuance and will be equal to [ * ]. The ultimate amount will be used to define maximums in determining the Automatic Binding Limits shown in Exhibit B, the Jumbo Limit and the largest amount available in special

Treaty #100165 Munich American Reassurance Company P a g e | 16

programs. If the actual death benefit on an INAR Policy on a given life exceeds the Automatic Binding Limits shown in Exhibit B, the Ceding Company will be on the risk for any and all amounts in excess of the Automatic Binding Limits shown in Exhibit B unless alternative arrangements are made at that time.

For Policies reinsured on a facultative basis, reinsurance will be limited to the ultimate amount shown in MARC’s facultative offer.

Reinsurance premiums for contractual increases will be on a point-in-scale basis from the original issue age of the Policy.

8.3	Risk Classification Changes

If the policyholder requests a table rating reduction, removal of a flat extra or other risk classification change, the Ceding Company shall underwrite such change in compliance with its Underwriting Guidelines. Risk classification changes on facultative Policies will be subject to MARC’s prior written approval.

8.4	Reinstatement

If a Policy reinsured on an automatic basis is reinstated in accordance with its terms and in accordance with Ceding Company rules and procedures for reinstatement, MARC will, upon notification of reinstatement, reinstate the reinsurance coverage on such Policy. If a Policy reinsured on a facultative basis is reinstated by the Ceding Company, approval by MARC is required prior to the reinstatement of the reinsurance if the Ceding Company’s regular reinstatement rules indicate that more evidence than a statement of good health is required.

Upon reinstatement of the reinsurance coverage, the Ceding Company shall pay the contractual reinsurance premiums plus accrued interest for the period and at the interest rate for which it receives premiums in arrears to the same extent that the Ceding Company collects premiums and interest on such reinstated Policy.

If a Policy reinsured on a facultative basis is reinstated, MARC shall reinstate the reinsurance coverage upon notification of reinstatement in accordance with Ceding Company rules and procedures for reinstatement.

8.5	Nonforfeiture Benefits

(a)	Extended Term

If the original Policy lapses and extended term insurance is elected under the terms of the Policy, reinsurance will continue on the same basis as under the original Policy until the expiry of the extended term period.

(b)	Reduced Paid-up

If the original Policy lapses and reduced paid-up insurance is elected under the terms of the Policy, the amount reinsured shall be reduced.

Reinsurance shall be reduced by the full amount of the reduction. The reinsurance premiums shall be calculated in the same manner as reinsurance premiums were calculated on the original Policy. If the amount of reduction exceeds the risk amount reinsured, the reinsurance on the Policy shall be terminated.

Treaty #100165 Munich American Reassurance Company P a g e | 17

Article 9 - CONVERSIONS, EXCHANGES, AND REPLACEMENTS

All Policies reinsured under this Agreement shall be issued in accordance with the Ceding Company’s normal standards and guidelines related to conversions, exchanges and replacements which are in effect on the effective date of this Agreement (“CER Guidelines”) and have been provided to MARC. The Ceding Company shall notify MARC in writing within ninety (90) days of the effective date of any proposed material change to the CER Guidelines. If MARC agrees to the proposed change in writing, then such change shall become a part of the CER Guidelines. In the event that MARC does not respond within thirty (30) days, MARC shall be deemed to have accepted such change. If MARC rejects such proposed change in writing, such proposed change shall not become a part of the CER Guidelines and shall not be applied to Policies reinsured under this Agreement. The Ceding Company’s CER Guidelines are incorporated herein by reference and shall form an integral part of this Agreement.

Unless mutually agreed otherwise, Policies that are not reinsured with MARC and that exchange or convert to a plan covered under this Agreement will not be reinsured hereunder.

9.1	Conversions

Permanent policies that are the result of the contractual term conversion of any Policy reinsured under an existing agreement between the Parties may be reinsured under this Agreement in an amount not to exceed the original amount reinsured under such existing agreement. Reinsurance premiums and any allowances for conversions are shown under Exhibit F at a point-in-scale basis from the original issue age of the Policies.

If the conversion results in an increase in the risk amount, the increase will be underwritten by the Ceding Company in accordance with its Underwriting Guidelines and CER Guidelines. MARC will accept such increases, subject to the New Business requirements in Article 3.3 of this Agreement as well as the Automatic Binding Limits and Jumbo Limits set forth in this Agreement. Reinsurance premiums and any allowances for increased risk amounts will be first-year premiums at the agreed-upon premium rate.

9.2	Exchanges and Replacements

A Policy resulting from an internal exchange or replacement will be underwritten by the Ceding Company in accordance with its Underwriting Guidelines and CER Guidelines. If the Ceding Company’s CER Guidelines treat the Policy as New Business, then the reinsurance will also be considered New Business if the Policy meets the requirements for New Business set forth in Section 3.3 of this Agreement.

In the event of an internal exchange, if the state in which a replacement Policy is issued requires waiver of the suicide or contestable provisions, then MARC will honor that obligation and waive suicide or contestable provisions.

MARC’s approval to exchange or replace the Policy will be required if the original Policy was reinsured on a facultative basis.

If the Ceding Company’s Underwriting Guidelines and CER Guidelines do not treat the Policy as New Business, the exchange or replacement will continue to be ceded to MARC. The rates will be based on the original issue age, underwriting class and duration since the issuance of the original Policy.

Treaty #100165 Munich American Reassurance Company P a g e | 18

Article 10 - CLAIMS

10.1	Coverage

MARC shall reimburse the Ceding Company, in accordance with the terms of this Agreement, for MARC’s proportionate share of benefits on the Policies listed in Exhibit B of this Agreement and paid by the Ceding Company in accordance with the terms of the applicable Policies, the Ceding Company’s Claims Procedures (as defined in Section 10.2 below) and the terms of this Agreement.

10.2	Claims Guidelines, Standards and Procedures

The Ceding Company’s adherence to its claim guidelines, standards and procedures (“Claims Procedures”), is a condition precedent to the payment of any reinsurance benefits under this Agreement. The Ceding Company has provided MARC with a completed MARC Claims Practices Questionnaire which substantially represents the Ceding Company’s Claims Procedures. The Ceding Company shall notify MARC within ninety (90) days of the effective date of any proposed material change to the Claims Procedures. If MARC agrees to the proposed change in writing, the change shall become part of the Claims Procedures. In the event that MARC does not respond within thirty (30) days, MARC shall be deemed to have accepted such proposed change. If MARC rejects the proposed change in writing, such proposed change shall not become part of the Claims Procedures and shall not be applied to claims under the Policies reinsured under this Agreement.

It is the Ceding Company’s sole decision to determine whether to investigate, contest, compromise or litigate a claim; however, the Ceding Company is responsible for investigating, contesting, compromising or litigating Policy claims in accordance with applicable law and Policy terms.

The Ceding Company acknowledges that it follows industry standards and investigates claims with any of the following criteria:

(a)	If the claim occurs within the contestable period as defined by the Policy; or
(b)	If there is a reasonable question regarding the validity of the insured’s death or the authenticity of the proofs of death; or
(c)	If the death occurs outside the United States or Canada; or
(d)	If the insured is missing or presumed dead; or
(e)	If there is a reasonable suspicion of fraud.

A claim investigation generally includes confirming proof of death, and, if material, medical records to validate the insured’s medical disclosures and financial condition at the time of Policy application. Investigations may also include obtaining police reports, coroner’s reports, financial records, or other information that would be appropriate under the circumstances.

The Ceding Company acknowledges that it defends against claims meeting the following criteria when such criteria justify rescission under applicable state law:

(a)	If a material misrepresentation is found in the application and the Policy is within the contestable period; or
(b)	If fraud is found and there is a legal remedy available; or
(c)	If there is insufficient proof of death.

MARC shall not be liable for any Claim Exception made by the Ceding Company related to any Policy reinsured under this Agreement. A “Claim Exception” is a decision made by the Ceding Company to deny or pay a claim that is (i) inconsistent or contrary to the terms of the applicable Policy, (ii) contrary to the Ceding Company’s Claims Procedures, (iii) inconsistent with applicable law, or (iv) made solely to alleviate

Treaty #100165 Munich American Reassurance Company P a g e | 19

or reduce the Ceding Company’s risk exposure as a result of negligence or misconduct by it or its Representatives.

10.3	Notice

The Ceding Company shall notify MARC, as soon as reasonably possible, and no later than thirty (30) days after it receives a claim on a Policy reinsured under this Agreement.

10.4	Proofs and Other Documentation

(a)	Incontestable Claims. An “Incontestable Claim” is a claim for benefits that falls outside of the period of time during which the Ceding Company may challenge the validity of the Policy for material misrepresentations made in the application for coverage as defined by the Policy.

(i)	The Ceding Company will not be required to submit claim papers, claimant statements, proof of payment or death certificates to MARC for claims where MARC’s share of the policy’s face amount on the life of the deceased is $[ * ] or less with the following exceptions:

(ii)	Claims where the death of the insured occurred outside of the United States or its Territories

(iii)	Claims where accidental death benefits are applicable.

(iv)	Claims for accelerated death benefits.

(v)	Claims occurring within the contestable period of the policy.

(b)	Contestable Claims. A “Contestable Claim” is a claim for benefits that falls within the period of time during which the Ceding Company may challenge the validity of the Policy. Upon the initial reporting of a Contestable Claim, the Ceding Company shall provide MARC with claim proofs – the death certificate, policy face amount, reinsured amount and retention amount - and all other documentation held by the Ceding Company related to the claim and issuance of the Policy, including, but not limited to claim forms, the claim investigation file, the underwriting file, and the Policy file.

(c)	Foreign Deaths. If the death occurs outside of the United States or Canada, the Ceding Company will provide MARC with the claim investigation documents in a timely fashion.

(d)	Other. The Ceding Company will provide MARC with any other non-privileged documentation that it may reasonably request regarding any claim for any amount or duration. MARC agrees that any such requests will not be unduly burdensome, will be reasonable in scope and number and will only take place if MARC has a legitimate need to review such documentation.

10.5	Amount and Payment of Reinsurance Benefits

Except as otherwise set forth herein, the total reinsurance recoverable from all companies will not exceed the Ceding Company’s total contractual liability on the Policy, less the amount retained. The maximum reinsurance benefit payable by MARC to the Ceding Company under this Agreement is the risk amount specifically reinsured with MARC. MARC will also pay its proportionate share of Claim Expenses and its proportionate share of the amount of interest dictated by state statute (“Statutory Interest”) or an amount that is mutually agreed upon by the Ceding Company and MARC that the Ceding Company pays on the death benefit proceeds unless payment was unreasonably delayed by the Ceding Company.

Treaty #100165 Munich American Reassurance Company P a g e | 20

Unless otherwise set forth in this Agreement, the Ceding Company’s contractual liability for Policies reinsured under this Agreement is binding on MARC so long as all conditions and requirements under this Agreement are satisfied. A decision made by the Ceding Company as to whether or not to deny or pay a claim in whole or in part is the Ceding Company’s responsibility and rests solely within the Ceding Company’s authority. Within a reasonable time following MARC’s receipt of request for payment and any other required or requested documentation, MARC will adjudicate the claim for reinsurance benefits as appropriate.

The reinsurance benefit for an approved waiver of premium claim will be MARC’s proportionate share of the annual gross premium waived by the Ceding Company on the Policy. MARC will pay waiver benefits annually regardless of the mode of premium payment specified in the Policy.

For all approved waiver of premium claims for which the payment of direct premium is waived by the Ceding Company, depending on the Ceding Company’s method of administering such claims: (i) MARC will waive its proportionate share of the gross reinsurance premium such that payment of such premium will not be made to MARC and will be netted from the total amount of premium owed for all Policies reinsured under this Agreement or, (ii) in the event the Ceding Company pays premium to MARC on a Policy where a waiver claim has been approved, MARC will reimburse the Ceding Company in the amount of its proportionate share of gross premium on such Policy. If MARC reimburses the Ceding Company for waiver benefits as set forth in (ii) above, such reimbursement will be made on annual bases regardless of the mode of premium payment specified in the Policy.

10.6	Claims Expenses

MARC shall reimburse the Ceding Company for Claims Expenses, as defined below, associated with the investigation of Contestable Claims for which MARC assumes responsibility in proportion to MARC’s share of the amount of the risk.

10.7	Litigated Claims

The Ceding Company shall notify MARC of any litigation related to a claim under a reinsured Policy upon its receipt of the initial complaint. Immediately following such notification, the Ceding Company shall provide MARC with all relevant information related to the claim in the litigation. Within ten (10) business days after receipt of all relevant information, MARC shall notify the Ceding Company in writing of its decision to participate or to decline to participate in the litigation. If MARC fails to provide such notification, then MARC shall be deemed to have elected to participate in the litigation.

If MARC declines to participate in the litigation, MARC shall satisfy its obligation with respect to such claim by paying to the Ceding Company its full share of the reinsurance benefit, including accrued Statutory Interest as of the date on which MARC declines to participate in the litigation, along with its proportionate share of Contestable Claims Expenses, and the Ceding Company shall accept such payment as payment in full for MARC’s liability regarding such claim. If MARC declines to participate in the litigation, MARC shall not share in any reduction or increase in liability.

If MARC agrees to participate in the litigation, MARC shall reimburse the Ceding Company for its proportionate share of the Litigation Expenses (as defined below), and MARC shall share in any such reduction or increase in liability related to the outcome of such litigation. MARC’s participation in any such increase or reduction will be determined in accordance with MARC’s proportionate share. Litigation Expenses shall be submitted to MARC on a monthly basis.

Throughout the litigation, the Ceding Company shall provide MARC with all information related to the litigation including, but not limited to, pleadings, interrogatories and depositions. If MARC discovers information that causes MARC to disagree with the Ceding Company’s course of action with respect to a litigated claim, then MARC may opt out of the litigation, pay its full share of the reinsurance benefit plus its proportionate share of Statutory Interest and Litigation Expenses incurred as of the opt out date, and incur

Treaty #100165 Munich American Reassurance Company P a g e | 21

no further liability related to the claim including, but not limited to, any liability for any further Litigation Expenses.

In no event shall MARC reimburse the Ceding Company for any Statutory Penalties, Compensatory Damages or Punitive Damages.

10.8	Return of Premium Due to Misrepresentation or Suicide

If the Ceding Company returns premiums as a result of a misrepresentation by the insured or pays a reduced death benefit as a result of the insured’s suicide, MARC shall return to the Ceding Company the reinsurance premium received on that Policy without applicable interest to the Ceding Company in lieu of any other benefit payable under this Agreement.

10.9	Misstatement of Age or Gender

In the event of a misstatement of the insured’s age or gender, the reinsured net amount at risk will be adjusted to the amount that would have been issued with the premiums paid for the correct age and gender, subject to the terms of this Agreement, as though such revised liability had been in effect on the date reinsurance for such Policy commenced under Article 3 of this Agreement. Any difference in reinsurance premium as the result of such change will be settled without interest.

10.10	Definitions

For the purposes of this Article 10, the following definitions shall apply:

“Claim Expenses” are the reasonable fees of third party vendors utilized in connection with the investigation of a Contestable Claim, a suspected fraudulent claim, an alleged disappearance, or foreign death. Claim Expenses do not include, and MARC will not reimburse the Ceding Company for routine legal, claim investigation or administration expenses including, but not limited to, the Ceding Company’s home office expenses and compensation of the Ceding Company’s employees or contract workers. Furthermore, Claim Expenses do not include any expenses incurred by the Ceding Company arising out of conflicting claims of entitlement to Policy benefits (e.g. interpleaders).

“Compensatory Damages” are those amounts awarded to compensate for the actual damages sustained, and are not awarded as a penalty nor fixed in amount by statute.

“Litigation Expenses” are the reasonable fees of third party consultants and outside legal advisors. Litigation Expenses do not include, and MARC will not reimburse the Ceding Company for routine legal, claim investigation or administration expenses including, but not limited to, the Ceding Company’s home office expenses and compensation of the Ceding Company’s employees or contract workers. Furthermore, Litigation Expenses do not include any expenses incurred by the Ceding Company arising out of conflicting claims of entitlement to Policy benefits (i.e. interpleaders).

“Punitive Damages” are those damages awarded as a penalty the amount of which is neither governed nor fixed by statute.

“Statutory Penalties” are those amounts awarded as a penalty but are fixed in amount by statute.

10.11	Accelerated Death Benefits

MARC will not participate on any accelerated or advance payments made under an accelerated death benefit agreement. If benefits are accelerated, MARC will continue to receive reinsurance premium on the full face amount and pay its share of this face amount at time of death. Policies that accelerate the benefit and later lapse are not reinsured.

Treaty #100165 Munich American Reassurance Company P a g e | 22

Article 11 – CREDIT FOR REINSURANCE

11.1	Reserve Methodology and Reporting

MARC develops its own reserve methodology. MARC will determine its own reserving methodology and X-factors for the Policies reinsured under this Agreement.

Treaty #100165 Munich American Reassurance Company P a g e | 23

Article 12 - RETENTION LIMIT CHANGES

If the Ceding Company increases its Ceding Company Retention as shown in Exhibit A, it shall provide MARC with written notice of the proposed increase thirty (30) days in advance of its intended effective date.

An increase to the Ceding Company’s Retention shall not affect the reinsured Policies in force except as specifically provided in this Agreement, and any proposed increase in the Ceding Company’s Retention related to New Business must be approved in writing by MARC prior to the effective date of such increase.

Treaty #100165 Munich American Reassurance Company P a g e | 24

Article 13 - RECAPTURE

13.1	Recapture Upon Increase in Ceding Company Retention

As used in this Article 13, Ceding Company Retention means the Ceding Company’s maximum retention limits on any single life on a corporate or fleet level.

If the Ceding Company increases its Ceding Company Retention set forth in Exhibit A, the Ceding Company has the option to recapture certain risk amounts. If the Ceding Company has maintained its Ceding Company Retention (not a special retention limit) for the Policy and the insured’s issue age, sex, and mortality classification, it may apply its increased Ceding Company Retention limits to reduce the amount of reinsurance in force as follows.

(a)	The amount eligible for recapture will be the difference between the amount originally retained and the amount the Ceding Company would have retained had the new Ceding Company Retention been in effect at the time of issue of the applicable Policy.

(b)	The Ceding Company must give MARC thirty (30) days written notice prior to the commencement of recapture.

(c)	The reduction of reinsurance on affected Policies will become effective on the Policy anniversary date immediately following the notice of election to recapture; however, no reduction will be made until a Policy has been in force for at least twenty 20 years and then only in conjunction with an increase in the Ceding Company Retention. Amounts eligible for recapture are those that would have been retained if the new retention had been in place at the time of the original issue of the Policy.

(d)	If any reinsured Policy is recaptured, all reinsured Policies eligible for recapture under the provisions of this Article must be recaptured up to the Ceding Company’s new maximum retention limits in a consistent manner and the Ceding Company must increase its total amount of insurance on each reinsured life. The Ceding Company may not revoke its election to recapture for Policies becoming eligible at future anniversaries.

(e)	If portions of the reinsured Policy have been ceded to more than one reinsurer, the Ceding Company must allocate the reduction in reinsurance so that the amount reinsured by each reinsurer after the reduction is proportionately the same as if the new maximum dollar retention limits had been in effect at the time of issue.

(f)	The amount of reinsurance eligible for recapture is based on the current amount at risk as of the date of recapture. For a Policy issued as a result of exchange, conversion, or replacement, the recapture terms of the reinsurance agreement covering the original policy will apply, and the duration period for the purpose of recapture will be measured from the effective date of the reinsurance on the original policy.

(g)	After the effective date of recapture, MARC shall not be liable for any reinsured Policies or portions of such reinsured Policies that should have been recaptured pursuant to this Section 13.1. Article 18, Errors and Omissions, shall not apply to this section.

(h)	No recapture will be permitted if the Ceding Company has either obtained or increased stop loss reinsurance coverage as justification for the increase in retention limits.

Treaty #100165 Munich American Reassurance Company P a g e | 25

13.2	Additional Situations Eligible for Recapture De Minimis Inforce Amount

MARC and the Ceding Company agree that if the Agreement is closed for new business, and the amount reinsured hereunder falls to a de minimis level, the Ceding Company shall have the right to recapture the business reinsured hereunder. MARC and the Ceding Company shall come to a mutual agreement with regard to what represents a de minimis level.

In all situations outlined in Section 13.2, the recapture will be carried out as follows.

(a)	The Ceding Company must give MARC thirty (30) days written notice prior to the commencement of recapture.

(b)	The recapture will become effective on the policy anniversary date immediately following the notice of election to recapture, unless an earlier effective date is mutually agreed upon by MARC and the Ceding Company.

The amount of reinsurance eligible for recapture is based on the current amount at risk as of the date of recapture. For a Policy issued as a result of exchange, conversion, or replacement, the recapture terms of the reinsurance agreement covering the original policy will apply, and the duration period for the purpose of recapture will be measured from the effective date of the reinsurance on the original policy.

After the effective date of recapture, MARC shall not be liable for any reinsured Policies or portions of such reinsured Policies that should have been recaptured pursuant to this Section 13.1. Article 18, Errors and Omissions, shall not apply to this section.

Treaty #100165 Munich American Reassurance Company P a g e | 26

Article 14 - GENERAL PROVISIONS

14.1	Currency

All payments and reporting by both Parties under this Agreement will be made in United States dollars.

14.2	Premium Tax

MARC shall not reimburse the Ceding Company for premium taxes.

14.3	Dividends

MARC shall not reimburse the Ceding Company for dividends to policyholders.

14.4	Minimum Cession and Trivial Amount

There is no Minimum Initial Cession or Trivial Amount limit under this Agreement.

14.5	Inspection of Records

MARC, or its duly authorized Representatives, shall have the right at all reasonable times, for as long as liabilities remain outstanding under this Agreement, to inspect all books, electronic files, original papers, records, and all documents relating to the Policies reinsured under this Agreement including underwriting, claims processing, and administration records at either the office of the Ceding Company or through secure remote electronic access, at the option of MARC. If MARC inspects the records at the offices of the Ceding Company, MARC shall provide at least thirty (30) days prior notice. The Ceding Company shall provide a reasonable workspace for the inspection and access to such records during regular business hours. Whether the inspection is conducted at the offices of the Ceding Company or remotely, the Ceding Company shall cooperate with and facilitate the inspection, and upon the request of MARC, shall make available to MARC such officers and employees of the Ceding Company as MARC may reasonably request to provide information concerning the reinsured business and the records inspected. MARC’s right to inspect records includes access to records controlled or provided by third parties.

14.6	Interest Rate

If, under the terms of this Agreement, interest is accrued on amounts due either Party, such interest will be calculated [ * ].

14.7	Other

MARC will not participate in gross annual premiums and policy fees paid by the policyholder, expense charges, cash values, accumulation fund amounts, dividends, nor any benefits not expressly referred to herein.

Treaty #100165 Munich American Reassurance Company P a g e | 27

Article 15 - TAXES

15.1	DAC Tax

The Parties to this Agreement agree to the following provisions pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations under Section 848 of the Internal Revenue Code of 1986, as amended:

(a)	The terms used in this Article are defined by reference to Regulation Section 1.848-2.

(b)	The Party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1).

(c)	Both Parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency, or as otherwise required by the Internal Revenue Service.

(d)	The Ceding Company will submit a schedule to MARC by [April 1] of each year with its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Ceding Company stating that the Ceding Company will report such net consideration in its tax return for the preceding calendar year. MARC may contest such calculation by providing an alternative calculation to the Ceding Company in writing within thirty (30) days of MARC’s receipt of the Ceding Company’s calculation. If MARC does not so notify the Ceding Company within the required timeframe, MARC will report the net consideration as determined by the Ceding Company in MARC’s tax return for the previous calendar year.

(e)	If MARC contests the Ceding Company’s calculation of the net consideration, the Parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date MARC submits its alternative calculation. If the Ceding Company and MARC reach an agreement on an amount of net consideration, each Party will report the agreed upon amount in its tax return for the previous calendar year.

(f)	Both the Ceding Company and MARC represent and warrant that they are subject to United States taxation under either Subchapter L or Subpart F of Part III of Subchapter N of the Internal Revenue Code of 1986, as amended.

15.2	The Foreign Account Tax Compliance Act (FATCA)

The Parties to this Agreement agree to provide all necessary information in order to be in compliance with the Foreign Account Tax Compliance Act (FATCA) under Sections 1471 – 1474 of the US Internal Revenue Code and any Treasury Regulations or other guidance issued, including Forms W-9, Forms W-8BEN-E, and any information necessary for the Parties to enter into an agreement described in Section 1471(b) of the US Internal Revenue Code and to comply with the terms of that agreement or to comply with the terms of other inter-governmental agreements between the US and any other jurisdictions relating to FATCA. This information shall be provided promptly upon reasonable demand by either Party to this Agreement and promptly upon learning that any such information previously provided has become obsolete or incorrect.

The Parties to the Agreement acknowledge that if MARC fails to supply such information to the Ceding Company within thirty (30) days from its receipt of the Ceding Company’s request for such information, the Ceding Company shall notify MARC’s Legal Department (Attention: General Counsel) in writing, that the Ceding Company has not received the required documentation. Once the General Counsel is notified, MARC will provide the information to the Ceding Company within ten (10) business days. If MARC fails to respond after the expiration of ten (10) business days following notice to its General Counsel, it may be subject to a 30% U.S. withholding tax imposed on payments of U.S. source income.

Treaty #100165 Munich American Reassurance Company P a g e | 28

If the Ceding Company withholds tax from a payment to MARC, the Ceding Company will provide to MARC a tax certificate confirming the amount so withheld (U.S. Internal Revenue Service Form 1042-S or successor form or such other form as prescribed or approved by law or regulation.

Treaty #100165 Munich American Reassurance Company P a g e | 29

Article 16 - OFFSET

Any undisputed debts or credits with respect to this Agreement, whether in favor of or against either MARC or the Ceding Company, are subject to recoupment and only the balance will be allowed or paid. In addition, any undisputed mutual debts or credits with respect to this Agreement may be offset and only the balance will be allowed or paid.

The rights of offset and recoupment shall not be affected or diminished because of the insolvency of either Party. The intent of the Parties is that recoupment and offset shall be permitted to the maximum extent allowed by law.

To the extent the Ceding Company subtracts the amount of claim payments due from the amount of premium it owes MARC prior to MARC’s review and approval of any such claim amounts, such netting will be allowed only under MARC’s reservation of rights. For the avoidance of doubt, the right of offset set forth above only applies to amounts that are undisputed by both Parties. As such, in the event that a disputed claim is netted from the premium due to MARC, MARC will be entitled to reimbursement of any such amount either by repayment of the amount or by subtracting the amount from other claim amounts owed to the Ceding Company.

Treaty #100165 Munich American Reassurance Company P a g e | 30

Article 17 - INSOLVENCY

17.1	Insolvency of a Party to this Agreement

A Party to this Agreement shall be deemed insolvent when it:

(a)	applies for or consents to the appointment of a receiver, rehabilitator, liquidator or statutory successor of its properties or assets; or

(b)	is adjudicated as bankrupt or insolvent; or

(c)	files or consents to the filing of a petition in bankruptcy, seeks reorganization to avoid insolvency or makes formal application for any bankruptcy, dissolution, liquidation or similar law or statute; or

(d)	becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the Party’s domicile.

17.2	Insolvency of the Ceding Company

In the event of the insolvency of the Ceding Company, all reinsurance payments due under this Agreement shall be payable directly to the liquidator, rehabilitator, receiver, or statutory successor of the Ceding Company, without diminution because of the insolvency, for those claims allowed against the Ceding Company by any court of competent jurisdiction or by the liquidator, rehabilitator, receiver or statutory successor having authority to allow such claims.

In the event of insolvency of the Ceding Company, the liquidator, rehabilitator, receiver, or statutory successor shall give written notice to MARC of all pending claims against the Ceding Company on any Policies reinsured within a reasonable time after such claim is filed in the insolvency proceeding. While a claim is pending, MARC may investigate and interpose, at its own expense, in the proceeding where the claim is adjudicated, any defense or defenses that it may deem available to the Ceding Company or its liquidator, rehabilitator, receiver, or statutory successor.

The expense incurred by MARC shall be chargeable, subject to court approval, against the Ceding Company as part of the expense of rehabilitation or liquidation to the extent of a proportionate share of the benefit that may accrue to the Ceding Company solely as a result of the defense undertaken by MARC. Where two or more reinsurers are participating in the same claim and a majority in interest elect to interpose a defense or defenses to any such claim, the expense shall be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by the Ceding Company.

MARC shall be liable only for the amounts reinsured and shall not be or become liable for any amounts or reserves to be held by the Ceding Company on Policies reinsured under this Agreement.

If, upon the liquidation of the Ceding Company, the liquidator, rehabilitator, receiver, or statutory successor of the Ceding Company elects to recapture all of the Policies reinsured under this Agreement and terminate the Agreement in its entirety, such recapture and termination shall be subject to a terminal accounting and settlement as set forth in Article 22.

Treaty #100165 Munich American Reassurance Company P a g e | 31

17.3	Insolvency of MARC

In the event of MARC's insolvency, the Ceding Company may terminate the Agreement for future new business and shall notify MARC in writing of its intent. The Parties agree to waive the notification period for this termination, and the effective date shall be no earlier than the effective date of MARC's insolvency.

Treaty #100165 Munich American Reassurance Company P a g e | 32

Article 18 - ERRORS AND OMISSIONS

In this section, “Error” means a clerical or administrative error or omission (other than an error in judgment) in the reinsurance administration of the business reinsured pursuant to this Agreement that is shown to be unintentional and the result of an oversight or misunderstanding.

For greater certainty, the following, while not an exclusive or exhaustive list, shall not be considered Errors:

(a)	any failure by the Ceding Company or its Representatives to comply with the conditions precedent to automatic reinsurance coverage as set forth in Section 3.1 of this Agreement, the use of Prudent Underwriting Judgment or the rules relating to Business Decisions as set forth in Section 3.5 of this Agreement;
(b)	any failure by the Ceding Company to comply with applicable law or its own internal guidelines and procedures related to the adjudication of claims or the administration of Policies including lapsing or lapsed Policies;
(c)	any failure to provide MARC with notice of material changes to (i) the Ceding Company’s Underwriting Guidelines, (ii) the Ceding Company’s CER Guidelines, (iii) the Ceding Company’s Claims Procedures, or (iv) any Policy form or product specification;
(d)	facultatively submitted business for which the Ceding Company failed to notify MARC of the Ceding Company’s acceptance of MARC’s facultative offer pursuant to Article 4 of this Agreement; or
(e)	any failure by the Ceding Company to provide materially complete and accurate information during the quoting and pricing process; or
(f)	repetitive and systemic Errors in administration or reporting by the Ceding Company that are not rectified within a reasonable period of time.

If either MARC or the Ceding Company fails to comply with certain terms of this Agreement and such failure is the result of an Error on the part of MARC or the Ceding Company, then such Error shall be corrected by restoring both MARC and the Ceding Company to the respective positions that they would have occupied had no such Error occurred; provided, however, nothing in this section shall operate or be construed:

(a)	to extend the liability of MARC beyond any of the limits specified in this Agreement or to extend the liability of MARC to cover any risk or class of insurance generally or specifically excluded from this Agreement;

(b)	to allow the Ceding Company to alter its retention on any Policy reinsured hereunder after the occurrence of a loss on such Policy; or

(c)	to impose any greater liability on MARC than would have attached if the Error had not occurred.

If it is not possible for both Parties to be restored to the positions they would have occupied had the Error not occurred, then any financial consequences will be borne by the Party that committed the Error.

The Party first discovering any Error shall notify the other Party in writing promptly upon its discovery, and the responsible Party shall endeavor to correct such Error within ninety (90) days of its discovery. When an Error is discovered, the Party who committed the Error will use all commercially reasonable efforts to (a) identify all other Errors of the same or similar nature through a review of records in its power, possession or control, and (b) avoid similar Errors in the future. Any monetary adjustments made between MARC and the Ceding Company to correct an Error will be made with interest as set forth in Section 14.6.

Treaty #100165 Munich American Reassurance Company P a g e | 33

The acceptance of premiums by MARC in the event of an Error shall not establish liability on its part. Furthermore, this section shall not operate or be construed as a waiver by either Party of its rights to enforce strictly the terms of this Agreement nor shall any resolution of an Error adopted by the Parties set a precedent for the resolution of any other Error.

Treaty #100165 Munich American Reassurance Company P a g e | 34

Article 19 - DISPUTE RESOLUTION

Within thirty (30) days after either Party provides the other Party with written notification of a specific dispute, citing this Article and specifically describing the issue or issues to be resolved, each Party shall appoint an active company officer who has authority to make decisions with respect to such issues. The officers shall discuss the issues and shall negotiate in good faith. During this negotiation process, all reasonable requests made by one officer to the other for information will be honored. The designated officers shall decide the specific format for such discussions.

Treaty #100165 Munich American Reassurance Company P a g e | 35

Article 20 - ARBITRATION

20.1	Arbitration

It is the intention of MARC and the Ceding Company that the customs and practices of the life insurance and reinsurance industry will be given full effect in the operation and interpretation of this Agreement. If MARC and the Ceding Company cannot mutually resolve a dispute that arises out of or relates to this Agreement, and the dispute cannot be resolved through the dispute resolution process described in Article 19, the dispute shall be decided through arbitration. Such arbitration shall be conducted in accordance with the Federal Arbitration Act (9 U.S.C. Section 1 et seq.)

To initiate arbitration, either the Ceding Company or MARC shall notify the other Party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The Party to which the notice is sent shall acknowledge the notification in writing within fifteen (15) days of its receipt.

There shall be three arbitrators who shall be current or former officers of life insurance or life reinsurance companies other than the Parties to this Agreement, their affiliates or subsidiaries. Each of the Parties shall appoint one of the arbitrators and these two arbitrators shall select the third. If either Party refuses or neglects to appoint an arbitrator within sixty (60) days of the initiation of the arbitration, the other Party may appoint the second arbitrator. If the two arbitrators do not agree on a third arbitrator within sixty (60) days of the appointment of the second arbitrator, then each arbitrator shall nominate three candidates within ten (10) days thereafter, two of whom the other shall decline, and the decision shall be made by drawing lots for the final selection.

Once chosen, the arbitrators are empowered to select the site of the arbitration and decide all substantive and procedural issues by a majority of votes. As soon as possible, the arbitrators shall establish arbitration procedures as warranted by the facts and issues of the particular case. The arbitrators shall have the power to determine all procedural rules of the arbitration including but not limited to inspection of documents, examination of witnesses and any other matter relating to the conduct of the arbitration. The arbitrators may consider any relevant evidence; they shall weigh the evidence and consider any objections. Each Party may examine any witnesses who testify at the arbitration hearing.

The arbitrators shall base their decision on the terms and conditions of this Agreement and the customs and practices of the life insurance and reinsurance industries rather than on strict interpretation of the law. The decision of the arbitrators shall be made by majority rule and shall be submitted in writing. The decision shall be final and binding on both Parties and there shall be no appeal from the decision. Either Party to the arbitration may petition any court having jurisdiction over the Parties to reduce the decision to judgment. The arbitrators may not award any exemplary or punitive damages.

Unless the arbitrators decide otherwise, each Party shall bear the expense of its own arbitration activities, including its appointed arbitrator and any outside attorney and witness fees. The Parties shall jointly and equally bear the expense of the third arbitrator and other costs of the arbitration.

This Article will survive termination of this Agreement.

20.2	Underwriting Arbitration

Disputes involving the application of the Ceding Company’s Underwriting Guidelines or Prudent Underwriting Judgment to a particular Policy shall be resolved through the following procedure.

The Parties shall appoint an active or retired underwriter who (i) has at least ten (10) years’ experience in life insurance or reinsurance underwriting; (ii) is independent from the Parties; and (iii) is disinterested in the outcome of the dispute (the “Independent Underwriter”).

Treaty #100165 Munich American Reassurance Company P a g e | 36

If the Parties cannot agree on the appointment of the Independent Underwriter within thirty (30) days, each Party shall nominate three underwriters qualified under the prior paragraph. Within ten (10) business days thereafter, each Party shall then decline two of the other Party’s nominations. The Independent Underwriter shall be chosen from the remaining two nominations by drawing lots.

Within twenty (20) days of the appointment of the Independent Underwriter, each Party shall submit in writing to the Independent Underwriter its proposed resolution for the dispute in addition to supporting documentation. Supporting documentation shall be limited to this Agreement, the Ceding Company’s Underwriting Guidelines and all information in the Ceding Company’s underwriting file as of the date the relevant underwriting decision was made. Each Party shall provide a copy of its proposed resolution and supporting documentation to the other Party.

Within thirty (30) days of the date that the proposed resolutions are due to the Independent Underwriter, the Independent Underwriter shall make his or her determination and issue a written decision. The Independent Underwriter’s decision shall take into consideration the documentation provided by both Parties, as well as the provisions of the Agreement.

The decision of the Independent Underwriter shall be final and binding on both Parties, and the Parties shall share the costs of the Independent Underwriter on an equal basis.

Treaty #100165 Munich American Reassurance Company P a g e | 37

Article 21 - CONFIDENTIALITY

21.1	Privacy
(a)	As used in this Article 21, Customer Information is defined as medical, financial, and other personal information concerning or related to proposed, current, and former policy owners, insureds, applicants, and beneficiaries of policies issued by the Ceding Company.

(b)	MARC agrees to treat Customer Information provided by the Ceding Company as confidential, as prescribed under Federal and State laws and regulations related to privacy of information.

(c)	For the avoidance of doubt, notwithstanding any other provision of this Agreement, MARC may disclose Customer Information to its own directors, officers, employees, affiliates, and advisors (collectively the “Representatives”) and, to the extent necessary or required, to its retrocessionaires, rating agencies, regulators, external auditors, vendors and the MIB Group, Inc. (collectively “Applicable Third Parties”) in the following circumstances:

(i)	to those who need to know such information in connection with the proper execution of this Agreement;
(ii)	as necessary to perform MARC’s internal risk-management functions, analysis and data management practices, including but not limited to, the storage, access and maintenance of such data at its onshore and offshore secure locations that meet MARC’s own privacy and data security requirements;
(iii)	to the extent necessary to retrocede risks covered by this Agreement or otherwise comply with retrocessionaire requirements; and
(iv)	as needed to perform or comply with other applicable audit functions or requirements.

(d)	MARC will take commercially reasonable steps to ensure that its Representatives and Applicable Third Parties maintain the confidentiality of Customer Information.

(e)	MARC will furnish to the Ceding Company a copy of MARC’s privacy policy upon request.

(f)	The obligations set forth in this Section 21.1 regarding privacy of Customer Information will survive the termination of this Agreement and remain in force indefinitely or until MARC no longer has possession or control of any such Customer Information.
21.2	Proprietary Information

(a)	The Ceding Company and MARC acknowledge that compliance with the terms of this Agreement may require the exchange of Proprietary Information, as defined herein.

(b)	As used in this Article 21, Proprietary Information is defined as all information or material that has or could have commercial value or utility and includes, but is not limited to, business plans, trade secrets, experience studies, underwriting manuals, guidelines and decisions, applications, policy forms, quote terms, actuarial data and assumptions, valuations, financial condition, and the specific terms and conditions of this Agreement.

(c)	Proprietary Information does not include information that:

(i)	is or becomes available to the general public other than as a result of disclosure by the party receiving the information (hereinafter the “Recipient”);
(ii)	is developed independently by the Recipient;

Treaty #100165 Munich American Reassurance Company P a g e | 38

(iii)	is acquired by the Recipient from a third party that is, to the knowledge of the Recipient, not bound by confidentiality restrictions related to the information; or
(iv)	was already within the possession of the Recipient, and not subject to a confidentiality agreement, prior to being furnished by the other party.

(d)	MARC and the Ceding Company shall hold all Proprietary Information received from the other party in confidence and use or disclose such Proprietary Information solely for the purposes of evaluation and performance of this Agreement.

(e)	For the avoidance of doubt, notwithstanding any other provision of this Agreement, MARC may disclose Proprietary Information to its Representatives, Applicable Third Parties in the following circumstances:

(i)	to those who need to know such information in connection with the proper execution of this Agreement;
(ii)	as necessary to perform MARC’s internal risk-management functions, analysis and data management practices, including but not limited to, the storage, access and maintenance of such data at its onshore and offshore secure locations that meet MARC’s own privacy and data security requirements;
(iii)	to the extent necessary to retrocede risks covered by this Agreement or otherwise comply with retrocessionaire requirements; and
(iv)	as needed to perform or comply with other applicable audit functions or requirements.

(f)	The parties will take commercially reasonable steps to ensure that their Representatives and Applicable Third Parties maintain the confidentiality of any such Proprietary Information.

(g)	Either party may disclose Proprietary Information when legally compelled to do so. In such event, the party so compelled will provide the other party with prompt notice of such prior to disclosure so that the other party may seek an appropriate remedy.
(h)	Notwithstanding any other provision of this Agreement, MARC acknowledges that a copy of this Agreement will be filed by the Ceding Company with the Securities and Exchange Commission (“SEC”) as an exhibit for each variable product reinsured without any additional notice. The Ceding Company will take reasonable steps to redact Confidential Information as allowed by the SEC.

(i)	The provisions set forth in this Article 21.2 shall survive for two (2) years following the termination of the last in force policy reinsured under this Agreement.

21.3	Unauthorized Disclosure

The Recipient shall notify the party disclosing either Proprietary and/or Customer Information (the “Discloser”) (Proprietary and Customer Information hereinafter together referred to as “Confidential Information”) of any unauthorized access to or release of Confidential Information as soon as possible, but in no event later than three (3) business days following the identification of such access or release. The Recipient agrees to cooperate fully with the Discloser in the investigation and handling of any unauthorized access to or release of Confidential Information.

Treaty #100165 Munich American Reassurance Company P a g e | 39

Article 22 – Terminal Accounting and Settlement

(a)	In the event that this Agreement is terminated for both in-force and new business for reasons set forth elsewhere in this Agreement, a terminal accounting and settlement shall occur.
(b)	The "Terminal Accounting Date" shall be the earliest of: (a) the effective date of termination of this Agreement, or (b) any other date mutually agreed by the Parties in writing.

(c)	The final settlement amount shall be determined as follows: [ * ].

(d)	MARC shall provide the calculation of the final settlement amount to the Ceding Company or its rehabilitator, receiver, or liquidator within 120 days of the Terminal Accounting Date. The Ceding Company or its rehabilitator, receiver or liquidator shall have sixty (60) days from the date MARC provides the calculation and supporting data and information to review and validate it. In the event the Ceding Company or its rehabilitator, receiver or liquidator is not able to reasonably validate the calculation, then MARC or the Ceding Company or its rehabilitator, receiver or liquidator as the case may be, shall deposit the final settlement amount into escrow and proceed to cause an arbitration of the matter pursuant to Article 20 of this Agreement. Any amount so deposited shall be subject to adjustment as a result of arbitration.

(e)	If the Ceding Company or its rehabilitator, receiver, or liquidator validates the final settlement amount, it shall be paid on 181st day following the Terminal Accounting Date. In the event the final settlement amount is positive, MARC shall make payment to the Ceding Company or its rehabilitator, receiver or liquidator. In the event the final settlement amount is negative, the Ceding Company or its rehabilitator, receiver or liquidator shall make payment to MARC.

(f)	It is the intent of the Parties that under all circumstances any payments determined to be due to either Party under the Terminal Accounting and Settlement shall be fully and completely subject to offset as provided under the terms of this Agreement.

(g)	Upon completion of the settlement, MARC will be released from all its liabilities under the Agreement effective as of the Terminal Accounting Date, including but not limited to, the payment of any claim, benefit, or loss under the Agreement, notwithstanding the date any such claim, benefit, or loss may be incurred.

Treaty #100165 Munich American Reassurance Company P a g e | 40

Article 23 - DURATION OF AGREEMENT

This Agreement is indefinite as to its duration. The Ceding Company or MARC may terminate this Agreement with respect to the reinsurance of New Business by giving thirty (30) days written notice of termination to the other Party.

During the notification period, the Ceding Company shall continue to cede and MARC shall continue to accept Policies reinsured under the terms of this Agreement. Reinsurance coverage on all reinsured Policies shall remain in force until the termination or expiry of the Policies or until the contractual termination of reinsurance under the terms of this Agreement, whichever occurs first.

Treaty #100165 Munich American Reassurance Company P a g e | 41

Article 24 - NOTICE

Any notice that is required or permitted to be given under this Agreement shall be given to the other Party, in writing, and shall be (i) delivered personally, (ii) sent by courier or recognized overnight delivery service,

(iii) by email, or (iv) delivered certified or registered U.S. mail, postage prepaid, to such Party as follows:

If to the Ceding Company:

Ameritas Life Insurance Corp.

5900 O Street

Lincoln, NE 68510

Attention: Kelly Halverson

Title: SVP, Chief Actuary & UW, Individual

If to MARC:

Munich American Reassurance Company

3500 Lenox Road N.E.

Suite 900

Atlanta, GA 30326

Attention: General Counsel

Any such notice shall be deemed received when: (a) it is so delivered personally; (b) a deliver and/or read receipt for email is produced; or (c) signed for when delivered by courier or recognized overnight delivery by certified or registered U.S. mail.

Either Party may change the names or addresses where notice is given by providing notice to the other Party of such change in accordance with this Article. An amendment signed by both Parties for this change is not necessary.

Treaty #100165 Munich American Reassurance Company P a g e | 42

Article 25 - EXECUTION

This Agreement is effective as of August 7, 2023, and applies to all eligible Policies with issue dates on or after such date and to eligible Policies applied for on and after such date that were backdated for up to six (6) months to save age. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute the same Agreement. Any signature page of any such counterpart, or any electronic copy thereof, may be attached or appended to any other counterpart to complete a fully executed counterpart of this Agreement, and any electronic copy of any signature shall be deemed an original.

The Parties, by and through each of their respective authorized representatives, have executed this Agreement on the date written below.

Ameritas Life Insurance Corp.		Munich American Reassurance Company

By:	[ * ]	By:	[ * ]
	(signature)		(signature)
Title:	Vice President - Life Product Development	Title:	2nd VP & Business Development Actuary
Date:	12/17/2024	Date:	12/17/2024

By:	[ * ]	By:	[ * ]
	(signature)		(signature)
Title:	SVP, Chief Actuary & Underwriting	Title:	Assistant Vice President, Treaty
Date:	12/17/2024	Date:	12/17/2024

Treaty #100165 Munich American Reassurance Company P a g e | 43